EXHIBIT 99.2

SCHEDULE A

The following sets forth the name and principal occupation of each of the executive officers and directors of Intercap Equity Inc.:

Name	Business Address	Principal Occupation	Citizenship
Jason Chapnik	c/o 261 Davenport Road, Suite 200, Toronto, Ontario M5R 1K3, Canada	Chairman, Chief Executive Officer, President and Secretary of Intercap Inc.	Canada
James Merkur	c/o 261 Davenport Road, Suite 200, Toronto, Ontario M5R 1K3, Canada	President of Intercap Equity Inc.	Canada